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COMMONWEALTH BANK ANNOUNCES TWO SENIOR APPOINTMENTS

Sydney, 14 March 2003: The Commonwealth Bank today announced two senior executive appointments.

Stuart Grimshaw, Group Executive Financial and Risk Management (FRM), has been appointed Group Executive Investment and Insurance Services (IIS), to take effect immediately.

Mr Grimshaw is a highly experienced banking and financial services executive who joined the Bank in January 2002. He has been acting Group Executive IIS since November last year. He was formerly CEO Great Britain for National Australia Bank and was responsible for National’s Yorkshire and Clydesdale Banks with direct accountability for all aspects of customer interface, Board reporting and financial performance.

Within the Commonwealth Bank IIS is responsible for the manufacture and administration of all non-banking services in Australia, including those of Colonial First State, as well as investment services overseas. It is also responsible for the strategic and operational support for investment and insurance products.

The CEO of the Commonwealth Bank, David Murray, said that the Bank conducted an extensive external search over the past four months. “Stuart has the right leadership qualities and the broad experience to continue the process of further integrating the Bank’s wealth management business. He was clearly the best choice for the job,” Mr Murray said.

Michael Cameron, currently Deputy Chief Financial Officer, will replace Mr Grimshaw as Group Executive Financial and Risk Management and will become a member of the Bank’s Executive Committee, to take effect the beginning of April.

Mr Cameron joined the Bank in November 2002 and was previously Chief Operating Officer, Wealth Management Division, National Australia Bank, responsible for the Division’s major activities in funds management and insurance, including the MLC business, in Australia and overseas. Immediately prior to that role, he was Chief Financial Officer for NAB’s Wealth Management Division where he was closely involved in the integration of NAB and MLC and responsible for all financial and risk management functions.

As Chief Financial Officer, Mr Cameron’s responsibilities include the provision of financial, risk and capital management support for the Bank and investor relations.

Mr Murray said, “Both executives possess broad industry experience and both have clearly demonstrated the personal qualities that will enable them to provide innovative and focused leadership in their new roles.”

For further information:

Paul Rea
Executive Manager, Media Relations
Tel: 02 9378 5965

Profiles of Mr Grimshaw and Mr Cameron are on About Us on the Bank’s internet site.